Exhibit 99.4

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES STOCK OPTION GRANTS

EDMONTON, ALBERTA ‐‐ (October 22, 2010) ‐ Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (the “Company”) announces today that, subject to regulatory approval, the Company intends to grant 50,000 stock options, in the aggregate, to  a consultant of the Company. The options will have an exercise price of $0.10, with vesting over an eighteen‐month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Audra Tiner, Leadership Team
Articulate Communications Inc.
212-255-0080 ext. 34
atiner@articulatecomms.com

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON, AB   T6H 5R7   PHONE 780.438.1239   FAX 780.438.1249